AMENDED AND RESTATED
TRANSACTION AGREEMENT
GLOBAL CASINOS, INC. SPIN-OFF OF
ONSOURCE CORPORATION

September 22, 2003
Amended and Restated:	This Amended and Restated Transaction Agreement supercedes in its entirety the Transaction Agreements entered into by the parties dated as of March 1, 2002.
Formation of OnSource:

Global Casinos, Inc. ("Global") has formed and organized a new wholly-owned subsidiary, OnSource Corporation ("OnSource"). The directors and officers of OnSource are Frank L. Jennings and Clifford Neuman.

Transfer of Assets and Liabilities to OnSource:

Global shall transfer and assign to OnSource the following assets and liabilities, and OnSource shall assume and agree to pay such liabilities. The transaction will be calculated to qualify as a tax-free reorganization under Section 351 of the Internal Revenue Code of 1986, as amended. In exchange for the assets and liabilities, OnSource shall issue to Global 245,135 shares of OnSource Common Stock.

Assets:
* All issued and outstanding shares of Global Alaska Industries, Inc. ("GAI").
* All outstanding amounts due from GAI and Alaska Bingo Supply, Inc. ("ABSI") to Global.
Liabilities to be assumed by OnSource or its subsidiaries ("Assumed Liabilities"):
* All liabilities of Global under the Series C Notes (defined below)
Conversion of Unsecured Debt:	Prior to the Distribution Date of the OnSource spin-off, the following holders of unsecured debt owed by Global shall agree to convert the outstanding indebtedness into shares of Global common stock:
* Combined Penny Stock Fund, Inc. or its affiliates;
* Marco Foods, Inc.; and
Spin-Off:

OnSource shall issue 245,135 shares of common stock to Global. Global shall "spin-off" its OnSource ownership to Global's shareholders via a stock dividend consisting of one share OnSource stock for each ten shares of Global common stock outstanding as of the dividend record date. On the dividend record date, there were 2,451,350 common shares outstanding.

Cancellation of Series B Preferred Stock:

All outstanding shares of Series B Preferred Stock have by agreement dated July 1, 2001 been cancelled in exchange for a promissory note issued by GAI to Mark Griffin in the principal amount of $2,385,170. Global shall have no further liability by virtue of the Series B Preferred Stock or under the GAI promissory note in favor of Mark Griffin.

Cancellation of Series C Preferred Stock:

An aggregate of 448,070 shares of Series C Preferred Stock of Global have, by agreement dated October 1, 2001, been cancelled in exchange for the issuance and delivery by Global to the holders of such cancelled shares of Series C Preferred Stock of promissory notes in the aggregate amount of $640,941.83 (the "Series C Notes"). Prior to the distribution date of the OnSource spin-off, OnSource shall assume and agree to pay the Series C Notes and shall indemnify, defend and hold harmless Global with respect thereto. Prior to the distribution date, the holders of the Series C Notes shall agree to convert the principal and all accrued and unpaid interest due thereunder into shares of OnSource common stock at a conversion price of $1.50 per share of OnSource common stock.

Tax Allocations:

All federal or state income taxes of Global shall be borne by and shall be the responsibility of and shall be paid by Global and all federal and state income taxes of OnSource shall be the responsibility of and shall be paid by OnSource. For purposes of income taxes, items of income, gain, loss, deduction, expenditure and credit shall be allocated and apportioned between Global and OnSource in the following manner: any item relating to OnSource or to OnSource business shall be allocated exclusively to Global if such item is in respect of a period ending before the distribution date of the spin-off, shall be allocated exclusively to OnSource if such item is in respect of a period commencing after the distribution date of the spin-off and, apportioned between OnSource and Global if such item is in respect of a period that includes the distribution date. From and after the distribution date, each of OnSource and Global shall cause to be prepared and filed such tax returns as OnSource and Global, respectively, are required to file with all applicable taxing authorities. Each agrees that, except as required by applicable law, they will not take positions in any such tax return that are inconsistent with one another. Each party shall have the opportunity to review and comment upon each tax return prepared by the other party at least thirty (30) days prior to the filing of such tax return with the applicable taxing authority.

Indemnification

OnSource agrees to indemnify, defend and hold harmless Global, its successors and assigns, from and against any and all liabilities to be assumed and paid by OnSource, or its subsidiaries, pursuant to this Transaction Agreement, including, without limitation, the assumed liabilities as defined herein. Global agrees to indemnify, defend and hold harmless OnSource, its successors and assigns, from any liability or obligation of Global not expressly assumed by OnSource hereunder.

Registration	OnSource shall undertake the filing of registration statements with the Securities & Exchange Commission of all OnSource common shares issued to Global Casinos hereunder.
Management of Global:

Messrs. Calandrella and Thygesen have submitted their resignations as officers and directors of Global and Casinos, U.S.A. Global and Casinos, U.S.A. shall execute and deliver Indemnity Agreements and Releases in favor of Messrs. Calandrella, Thygesen and Neuman. In addition, releases shall be executed in favor of Messrs. Calandrella, Thygesen, and Neuman by Astraea .

GLOBAL CASINOS, INC.
By: __________________________________ Its:__________________________________
ONSOURCE CORPORATION
By: __________________________________ Its: __________________________________